FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 31st of December, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	December 31st, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts	Investor Contacts
Gina Ray / Kristine Hernandez	Evan Smith / Jeff Corbin
O`Leary and Partners	KCSA Worldwide
gray@olearypr.com / khernandez@olearypr.com	esmith@kcsa.com / jcorbin@kcsa.com
Tel: +1 (949) 224-4023 / 4036	Tel: +1 (212) 896-1251 / 1214

FOR immediate release

M-Systems Releases New Ultra Narrow SCSI Solid-State Flash Disk in a 2.5" Form Factor

COTScon West, San Diego, Calif., Dec. 2, 2003 - M-Systems (Nasdaq:  FLSH), a leader in flash-based data storage products, today released a new 2.5" solid-state flash disk with an Ultra Narrow SCSI interface designed for military, aerospace, telecommunication and transportation systems.

The new FFD 2.5" Ultra Narrow SCSI is a solid-state disk with no moving parts, available now with capacities ranging from 256MB to 15GB in a standard 2.5" form factor. Like the 3.5" version released earlier this year, FFD 2.5" Ultra Narrow SCSI complies with SCSI-2 and SCSI-3 and provides a sustained read/write performance of 17MB per second and 11.5MB per second respectively.

"Many systems that cannot contain a larger disk, due to limited space and requirements for increased airflow, are migrating to smaller 2.5" SCSI disks," said Ofer Tsur, M-Systems` marketing manager for FFD products.  "M-Systems` FFD 2.5" Ultra Narrow SCSI is the ideal solution, providing top data reliability, operating within harsh environmental conditions and complying with MIL-STD 810F and NEBS level 3 requirements."

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Availability

M-Systems` FFD 2.5" Ultra Narrow SCSI product line is available now in capacities up to 15GB.  Please contact your M-Systems representative for purchase information.

About M-Systems` Complete Family of IDE and SCSI Flash Disk Products

M-Systems` IDE and SCSI product line are state-of-the-art solid-state flash disks, which are designed as drop-in replacements for 3.5" and 2.5" ATA and SCSI mechanical hard disks. The FFD line operates at high altitudes, extreme shocks and vibrations at industrial temperature ranges while providing free maintenance data storage solution.

M-Systems offers a complete line of solid-state flash disk products in 2.5-inch IDE, 2.5-inch Narrow SCSI, 3.5-inch Narrow SCSI, and 3.5-inch Ultra-Wide SCSI form factors.  For more information, please visit the FFD section of M-Systems` web site at www.m-sys.com/content/Products/FFDFamily.asp.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash‑based data storage products known as flash disks. M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems` products are based on its patented TrueFFS® technology, and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFDTM) product families. For more information, please contact M-Systems at www.m-sys.com.

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Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-sys.com/content/Corporate/Press/Photos.asp.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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NEWS RELEASE

Editorial Contacts for M-Systems:	Investor Contacts for M-Systems:
Bryan Sherlock	Jeff Corbin / Evan Smith
O`Leary and Partners Public Relations	KCSA Worldwide
bsherlock@olearypr.com	jcorbin@kcsa.com / esmith@kcsa.com
Tel: 1-949-224-4035	Tel: 1-212-682-6300

FOR IMMEDIATE RELEASE

M-Systems Enters Into Licensing Agreement with U.S. OEM Inc. for Access to DiskOnKey® Intellectual Property

FREMONT, Calif., Dec. 3, 2003 - M-Systems (Nasdaq:  FLSH), the leading developer and innovator of the Smart DiskOnKey platform, has entered into a licensing agreement with U.S. OEM Inc.  The agreement grants U.S. OEM access to implement products based on M-Systems` USB flash drive intellectual property creating solutions for top tier clientele including Gateway, Micron, e-Machines and Alienware among others.

"We are pleased companies realize DiskOnKey is the defacto USB flash drive device and elect to license our intellectual property," said Blaine Phelps, director of worldwide marketing for M-Systems` DiskOnKey Business Unit.  "The agreement with U.S. OEM demonstrates M-Systems` ability to provide an array of custom business solutions from designing the best-of-breed USB flash storage options to a variety of licensing programs meeting today`s unique market environments."

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"In order to provide our customers with quality solutions, it was essential to reach an agreement with M-Systems for their USB flash drive intellectual property," said Russell Holloway, chief financial officer of U.S. OEM Inc.  "We are very happy they have accepted us into their licensing program."

About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform is comprised of unique patented solutions offering top tier partners the option to choose from M-Systems` existing product line or to design their own form factor while still using M-Systems` internal architecture.  The award-winning DiskOnKey product line offers the fastest data transfer speeds combined with trusted quality, reliability, ease-of-use and assurance that information will be secured.  Furthermore, M-Systems` Smart DiskOnKey platform offers partners unparalleled computing capability with the flexibility to extend the use of the device beyond simple storage to meet any variety of requirements.  M-Systems` patented flash management software, True Flash File System (TrueFFS), is an integral component to the Smart DiskOnKey platform.  TrueFFS transparently provides full flash media management offering unsurpassed data integrity and assurance.

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About U.S. OEM

U.S. OEM is a leader in custom computer components, principally for original equipment manufacturers.  U.S. OEM products utilize best-in-class materials to produce the highest level of quality possible.  Employing designers, engineers, and marketing professionals, U.S. OEM has the capability to develop any specialized product need for clients.  As a minority owned small business, clients receive maximum credit on GSA Schedule purchases when utilizing U.S. OEM products.  Contact Andy Haynes, Corporate Communications for U.S. OEM, at Tel. 615-778-0546, FAX 615-778-0205, ahaynes@us-oem.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks.  M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip.  M-Systems` products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile, and telecom.  M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD(TM)) product families. For more information, please contact M-Systems at www.m-sys.com.

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# # #

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts for M-Systems	Yulong Contact:
Gina Ray / Kristine Hernandez	Ming Li
O`Leary and Partners	Vice President, R&D
gray@olearypr.com / khernandez@olearypr.com	Yulong Telecom
Tel: +1 (949) 224-4023 / 4036	mli512@yulong.com
Tel: +86-755-83301199
Investor Contacts for M-Systems
Evan Smith / Jeff Corbin
KCSA Worldwide
esmith@kcsa.com / jcorbin@kcsa.com
Tel: +1 (212) 896-1251 / 1214

FOR immediate release:

M-Systems Provides the Flash Memory Solution to China`s First CDMA-1X Smartphone

The CoolPAD688 from Yulong Telecom Utilizes the Mobile DiskOnChip Flash Disk for Boot Code and Data Storage

SHENZHEN, China, Dec. 17, 2003 - M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products, today announced that the Mobile DiskOnChip flash disk has been designed into the first CDMA-1X (a code-division multiple access standard) smartphone produced in China.

Available now, the "CoolPAD688" smartphone from Yulong is designed to be marketed locally in mainland China.  M-Systems` Mobile DiskOnChip is a critical component in the phone, delivering 32MB of capacity for storage of data and the boot code.  Based on the Motorola DragonBall SVZ processor, the CoolPAD688 runs the Nucleus operating system, which is also stored on Mobile DiskOnChip.

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"DiskOnChip was easy to integrate with the Nucleus OS and DragonBall CPU, which helped us to be the first to bring a CDMA-1X smartphone to the market," said Ming Li, vice president of R&D for Yulong Telecom.  "Compared to NOR and raw NAND flash, DiskOnChip is a reliable solution with a low cost structure that has enabled us to create the best smartphone for the Chinese market."

According to People`s Daily (http://english.people.com.cn), statistics show that homemade cell phones, like the CoolPAD688 from Yulong, are enjoying a 55 percent market share in China.

"Yulong, a leader in smartphone manufacturing in China, has positioned itself well to capitalize on the explosive, local growth of the industry.  We are proud to be involved with them in the introduction of the first locally made CDMA-1X smartphone for this important market," said Clarence Choi, country manager for M‑Systems China.

About Yulong Telecom

Yulong Computer Telecommunication Scientific Co. Ltd. (Yulong) was founded in 1993 and is a smart terminal, data solution and value-added service provider for mobile phone systems.  With 10 years of research and development history, Yulong`s intellectual property encompasses smart terminal/phone, embedded OS, call center and mobile data solutions.  ISO9001 (2000 ver.) quality certified, Yulong has its headquarters in Shenzhen City with more than 20 branch offices throughout China.  More information about Yulong in Chinese can be found on the Internet at www.yulong.com.

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About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash‑based data storage products known as flash disks. M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems` products are based on its patented TrueFFS® technology, and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFDTM) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors:  A photo image of the CoolPAD688 smartphone from Yulong Telecom with M-Systems` Mobile DiskOnChip flash disk can be found on the Internet at http://www.m-sys.com/images/prs/coolpad.jpg.

High-resolution photo images of M-Systems` products can be found on the Internet at www.m-sys.com/Content/Corporate/Press/photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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